Contact

www.linkedin.com/in/brent-hodges-b0134226 (LinkedIn)

Top Skills

Litigation
Trials
Personal Injury

Brent Hodges

Director - Legal and Compliance
Dallas, Texas, United States

Experience

Nada Holdings, Inc.
Director - Legal and Compliance
October 2020 - Present (3 years 3 months)
Dallas, Texas, United States

Law Office of Brent Hodges, PLLC
Self Employed
July 2017 - October 2020 (3 years 4 months)

RAD LAW FIRM, P.C.
Attorney
August 2016 - July 2017 (1 year)
Dallas, TX

Hodges Law Group, P.C.
Shareholder
March 2012 - August 2016 (4 years 6 months)
3131 McKinney Ave., Suite 600, Dallas, TX 75204

Hodges Law Group is a full service litigation firm providing turn-key legal solutions for clients in the automotive industry. We also represent clients in a wide range of claims including bodily injury, DTPA, EEOC complaints, and contract disputes.

Baron & Budd, P.C.
Staff Attorney
April 2010 - March 2012 (2 years)
Dallas, TX

Education

SMU Dedman School of Law
J.D., Law · (2006 - 2009)